EXHIBIT 99.1

FOR IMMEDIATE RELEASE


Company Contact:
Chuck Burgess
Managing Director
The Abernathy MacGregor Group
212-371-5999


              STELMAR SHIPPING SPECIAL COMMITTEE INITIATES PROCESS
                          FOR SOLICITING SALE PROPOSALS

ATHENS, Greece - November 22, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that the special committee appointed by its Board of Directors on November 17, 2004, has initiated a process for soliciting and evaluating proposals for the possible sale of the Company. The special committee consists of four of the Company's independent directors: Tom Amonett, Terence Coghlin, Eileen Kamerick and Ray Miles. The review of sale proposals will be conducted solely by the special committee with the assistance of financial and legal advisors. The special committee has held conversations with many of Stelmar's major shareholders, and contacts with potential interested parties have already begun, including with the financial advisor to the potential but as yet unidentified bidder who earlier contacted Mr. Stelios Haji-Ioannou.

The special committee has released the four parties subject to standstill agreements executed in connection with the prior strategic review to permit them to submit proposals should they wish to do so and intends to speak with any interested financial or strategic party about a potential transaction. The special committee continues to place no limits on the form of consideration that may be offered by interested parties. "The special committee of the Stelmar Board is committed to a fair, open and thorough process of soliciting and evaluating proposals," said Ray Miles, chairman of the special committee. "We are interested in moving as quickly as prudence allows to realize value for all Stelmar shareholders and minimize disruptions for customers and employees. We will run as open a process as possible, subject only to our confidentiality obligations to prospective buyers and our need to maintain the integrity of the process."

In connection with the review process, the special committee had previously extended an invitation to Mr. Haji-Ioannou to join the Board of Directors of the Company and to chair the special committee. As previously announced, Mr. Haji-Ioannou declined to join the Board in a personal capacity unless the Board took certain actions that the special committee rejected as not in the best interests of shareholders. In a further effort to include him in the process, the special committee has today invited Mr. Haji-Ioannou to nominate a suitable individual to serve as an additional independent director who would serve on the special committee.

"I urge Mr. Haji-Ioannou to cooperate with the independent directors and contribute constructively to the process, in the interests of all shareholders," added Mr. Miles. "We would like to find a way to include Mr. Haji-Ioannou in the process, but with or without his participation, the special committee intends to move forward quickly with the review process to maximize value for all Stelmar shareholders."

Separately, Stelmar's audit committee has retained the law firm of Norton Rose to investigate certain allegations recently made by Mr. Haji-Ioannou against members of Stelmar's management.

About Stelmar Shipping Ltd.

Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels and our insurance claims expectations. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.

Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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